EXHIBIT 21.1
CNA FINANCIAL CORPORATION
Significant Subsidiaries of the Registrant
December 31, 2007

Name of Subsidiary	Organized Under Laws of		Business Names

The Continental Corporation	New York	)	CNA

Continental Casualty Company	Illinois	)

The Continental Insurance Company	Pennsylvania	)
The names of certain subsidiaries which, if considered as a single subsidiary, would not constitute a “significant subsidiary” as defined in Regulation S-X, have been omitted.